Exhibit J(1)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 54 to the Registration Statement No. 2-39334 on Form N-1A of the MML Series Investment Fund, of our reports dated February 11, 2005 appearing in the Annual Report to Shareholders of MML Large Cap Value Fund, MML Equity Index Fund, MML Growth Equity Fund, MML OTC 100 Fund, MML Small Cap Growth Equity Fund and MML Emerging Growth Fund for the period ended December 31, 2004.

We also consent to the references to us under the headings “Financial Highlights” in the Prospectus and “Experts” and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are a part of such Registration Statement.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

April 28, 2005